Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

June 3, 2024

Via EDGAR CORRESPONDENCE

Mr. Christopher R. Bellacicco, Esq.

Attorney-Adviser

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	North Square Investments Trust (the “Trust” or the “Registrant”)
File No. 333-226989

Dear Mr. Bellacicco:

This letter responds to comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) regarding Post-Effective Amendment No. 34 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment was filed on March 25, 2024 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the North Square Kennedy MicroCap Fund (the “Fund”), a series of the Trust. You provided the Staff’s comments to the Amendment by telephone on May 9, 2024 to Robert M. Kurucza, Esq., Karen Jacoppo-Wood, Esq. and Gary Grasso, Esq.

The Staff’s comments and our responses thereto on behalf of the Registrant and the Fund are set forth below. Where applicable, revisions indicated in response to your comments will be reflected in an amendment to the Registrant’s Registration Statement to be filed concurrently with or subsequently to this letter. All capitalized terms not defined herein have the meaning given to them in the Amendment.

Comment 1. We remind you that the Registrant and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the Staff.

Response. The Registrant acknowledges the responsibility described above.

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SUMMARY SECTION – Fees and Expenses of the Fund

Comment 2. Please provide a completed fees and expenses table and example with the response.

Response. The Registrant has attached a copy of the Fund’s completed fees and expenses table and expense example as Exhibit A to this letter.

Comment 3. Please supplementally indicate whether the Fund anticipates frequent investments of $500,000 or more in Class A Shares.

Response. The Registrant confirms that the Fund does not anticipate frequent investments of $500,000 or more in Class A Shares.

Comment 4. Please confirm that the fee waiver will be in effect for at least one year from the date of effectiveness.

Response. The Registrant confirms that the fee waiver will be in effect for at least one year from the date of effectiveness.

Comment 5. If Acquired Fund Fees and Expenses (“AFFE”) of the Fund’s investments in investment companies and exchange-traded funds is expected to exceed 0.01% of the Fund’s average net assets, then please include AFFE as a separate line item in the fee table. See Instruction 3, Subsection F of Item 3 of Form N-1A for guidance.

Response. The Registrant confirms that AFFE for the Fund are not expected to exceed 0.01% of the Fund’s average net assets and, accordingly, that is why there is no caption provided for AFFE in the Fund’s fee table.

SUMMARY SECTION – Principal Investment Strategies

Comment 6. Please disclose how the Fund defines Emerging Markets.

Response. In response to the Staff’s comment, the Registrant has revised the following sentence in the first paragraph of the Fund’s principal investment strategies section (emphasis added):

While the Fund invests primarily in equity securities of U.S. issuers, it may invest in securities of foreign issuers, including those in emerging market countries or developing countries as defined by the World Bank, International Finance Corporation or the Morgan Stanley Capital International (MSCI) emerging market indices or other comparable indices.

Comment 7. Please remove the phrase (emphasis added), “In keeping with the Fund’s investment objective, investments in such foreign issuers is not expected to exceed 20% of the Fund’s net

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assets,” or clarify how limiting investments in foreign issuers to 20% of the Fund’s net assets is “in keeping with the Fund’s investment objective.”

Response. The Registrant has revised the disclosure as follows:

Investments in such foreign issuers are not expected to exceed 20% of the Fund’s net assets.

Comment 8. Please clarify to which index the following disclosure is referring: “(v) the issuer’s market capitalization consistently exceeds the capitalization range of the Index.”

Response. The Index referred to is the Russell Microcap® Index, and the Registrant has revised the disclosure accordingly.

SUMMARY SECTION – Principal Risks of Investing

Comment 9. If the Fund intends to focus investments in a particular sector, please disclose this and any related risks.

Response. The Registrant notes that, while the Fund may, from time to time, invest a significant amount of its total assets in different sectors of the economy, it does not have any predetermined plan to concentrate its investments in a particular sector.

Comment 10. Please supplementally explain the types of investments that the Fund anticipates will pose liquidity issues.

Response. The Registrant notes that securities of companies with smaller market capitalizations, investments in foreign markets, including emerging market countries, Rule 144A securities, certain sectors of fixed income securities that have decreased liquidity, derivatives or securities with substantial market and/or credit risk may pose liquidity issues.

Comment 11. Please delete the duplicative Portfolio Turnover Risk and Preferred Stock Risk disclosures.

Response. The requested change has been made.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGY AND RISKS

Comment 12. The Item 9 strategy disclosure appears to repeat the Item 4 strategy disclosure. Please note that the disclosure in response to Item 9 of Form N-1A should provide a more detailed discussion regarding the strategy and related risks of the Fund. Please review and revise this disclosure accordingly. See Investment Management Guidance Update 2014–08 for guidance on the disclosure to be provided in response to Item 9.

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Response. The Registrant has carefully reviewed and believes that the current Item 4 disclosure is sufficiently clear and concise to inform shareholders of the Fund’s principal investment strategies and principal risks in summary fashion, while the Fund’s current Item 9 disclosure provides appropriate additional detail relating to the Fund’s principal risks and therefore, the Registrant has respectfully determined to retain the disclosure as is. The Registrant believes that this approach provides effective “layered” disclosure for investors consistent with the objectives of Form N-1A.

Comment 13. Please consider disclosing additional risks of micro-cap companies and trading therein including, but not limited to: (i) little or no recent financial information or disclosures, (ii) halted or restricted trading, and (iii) that such companies may be more susceptible to manipulation.

Response. The Registrant has revised the Micro-Cap and Small-Cap-Sized Company Risk disclosure to add the following sentence at the end of the Risk:

Further, micro- and small-capitalization companies may be exposed to additional risks including, but not limited to, having little or no recent financial information or disclosures available as many micro-capitalization companies do not file financial reports with the SEC, the potential for halted or restricted trading in their shares, and being more susceptible to manipulation due to their low trading volume and lack of analyst coverage.

Comment 14. The Staff notes that the Item 4 risk disclosure does not include an IPO Risk, and there is nothing in the strategy disclosure to suggest that the Fund will invest in IPOs as part of its Principal Investment Strategies. Please revise the disclosure as appropriate.

Response. The Registrant has revised the disclosure to add the following sentence to the end of the Principal Investment Strategies section: “The Fund also may invest in initial public offerings (“IPOs”) of equity securities.” The Registrant has also added IPO Risk to the Item 4 risk disclosure.

Comment 15. (a) Please add disclosure clarifying what “North Square-Related Funds” means, as the term is in capitals and (b) please discuss supplementally how the Fund plans to satisfy restrictions regarding affiliated transactions under the 1940 Act.

Response. (a) The Registrant has revised the disclosure to define “North Square-Related Funds” as “other funds advised or sub-advised by North Square Investments, LLC (the “Adviser”) or its affiliates.” (b) Generally, under Sections 12(d)(1)(F) and 12(d)(1)(G) of the 1940 Act and SEC rules adopted pursuant to the 1940 Act, the Fund may acquire the securities of affiliated and unaffiliated investment companies subject to certain guidelines and restrictions. In addition, the Fund expects to rely on Rule 12d1-4 under the 1940 Act to the extent that the Adviser or Sub-Adviser deem such reliance necessary or appropriate.

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Comment 16. Please clarify to which “debt obligations” the Liquidity Risk is referring in the sentence, “Certain debt obligations may be difficult or impossible to sell at the time and price that the Sub-Adviser would like to sell,” as the principal investment strategy does not appear to discuss investing in debt obligations.

Response. The Liquidity Risk disclosure has been revised as follows in response to the Staff’s comment:

The Fund may not be able to sell some or all of the investments that it holds due to a lack of demand in the marketplace or other factors such as market turmoil, or if the Fund is forced to sell an illiquid investment to meet redemption requests or other cash needs it may only be able to sell those investments at a loss. Illiquid investments may also be difficult to value.

If you have any questions or need further information, please call me at 202-737-8833.

Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

Enclosure

cc: G. Grasso, Esq.

K. Jacoppo-Wood, Esq.

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Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Class A shares of the Fund. More information about these and other discounts is available from your financial intermediary and in the section titled “Class A Shares” and in “APPENDIX A – Waivers and Discounts Available from Certain Intermediaries” of the Prospectus.

		Class A Shares		Class I Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)		5.75%		None
Maximum deferred sales charge (load) (as a percentage of the lesser of the value redeemed or the amount invested)		None¹		None
Redemption fee (as a percentage of amount redeemed)		None		None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		1.20%		1.20%
Distribution and service (Rule 12b-1) fees		0.25%		None
Other expenses		0.48%		0.48%
Shareholder servicing fee	0.15%		0.15%
All other expenses[2]	0.33%		0.33%
Total annual fund operating expenses		1.93%		1.68%
Fees waived and/or expenses reimbursed		(0.21)%		(0.21)%
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[3]		1.72%		1.47%

1.	No sales charge applies on investments of $500,000 or more, but a contingent deferred sales charge (“CDSC”) of 1% will be imposed on certain redemptions of such shares within 12 months of the date of purchase.
2.	“All Other Expenses” are estimated for the current fiscal year.
3.	North Square Investments, LLC (“North Square” or the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive its fees and/or pay for or reimburse operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, any acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 1.72% and 1.47% of the average daily net assets of the Fund’s Class A and Class I shares, respectively. This agreement is in effect until September 30, 2025, and it may be terminated before that date only by the Board of Trustees. North Square is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived, payments made or expenses reimbursed to the Fund for a period ending 36 months after the date of the waiver, payment or reimbursement. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation amount in effect at the time such fees were waived, payments made or expenses reimbursed, or (b) the expense limitation amount in effect at the time of the reimbursement.
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Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the contractual fee waiver until September 30, 2025). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years
Class A shares	$740	$1,127
Class I shares	$150	$509

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